UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __) 1

LIN MEDIA LLC
(Name of Issuer)

Class A common shares
(Title of Class of Securities)

532771102
(CUSIP Number)

March 21, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x]           Rule 13d-1(b)

[ ]           Rule 13d-1(c)

[ ]           Rule 13d-1(d)

1. The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ionic Capital Management LLC
Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
SEC Use Only

Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power -0-
6 Shared Voting Power 1,751,341 shares Refer to Item 4 below.
7 Sole Dispositive Power -0-
8 Shared Dispositive Power 1,751,341 shares Refer to Item 4 below.

Aggregate Amount Beneficially Owned by Each Reporting Person 1,751,341 shares Refer to Item 4 below.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
Percent of Class Represented by Amount in Row (9)* 5.08% Refer to Item 4 below.
Type of Reporting Person (See Instructions) OO - Limited Liability Company

Item 1.

(a)	Name of Issuer
LIN Media LLC
(b)	Address of Issuer's Principal Executive Offices
701 Brazos Street, Suite 800, Austin, Texas 78701

Item 2.

(a)	Name of Person Filing
Ionic Capital Management LLC
(b)	Address of Principal Business Office or, if none, Residence
366 Madison Avenue, 9th Floor, New York, New York 10017
(c)	Place of Organization
Delaware
(d)	Title of Class of Securities
Class A common shares
(e)	CUSIP Number
532771102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[x]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned**
1,751,341 shares
(b)	Percent of Class
5.08%
(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote
0 shares
(ii) shared power to vote or to direct the vote
1,751,341 shares
(iii) sole power to dispose or to direct the disposition of
0 shares
(iv) shared power to dispose or to direct the disposition of
1,751,341 shares
** Shares reported for Ionic Capital Management LLC reflect shares held of record by private investment funds of which Ionic Capital Management LLC is the investment advisor, and in such capacity may be deemed to have voting and investment control over such shares.  Ionic Capital Management LLC has ultimate voting and investment control over the shares reported herein, but disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

IONIC CAPITAL MANAGEMENT LLC

March 31, 2014	By:	/s/ John C. Richardson
Name: John C. Richardson
Title: Chief Operating Officer and General Counsel